

May 13, 2014

<u>Via U.S. Mail</u>
Su Chen
President and Chief Executive Officer
Mirage Capital Corporation
2850 W. Horizon Ridge Parkway, Suite 200
Henderson, Nevada 89052

>   **Re: Mirage Capital Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed October 15, 2013**
>   **File No. 333-176169**

Dear Mr. Chen:

We issued comments on the above captioned filing on March 24, 2014. On April 28, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, Donna Di Silvio, Staff Accountant, at (202) 551-3202, or me at (202) 551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief